UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 21 January 2011
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X         Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes              No X

Issued by Harmony Gold
Mining Company Limited
21 January 2011
For more details contact:
Graham Briggs
Chief Executive Officer
+27(0) 83 265 0274 (mobile)
Marian van der Walt
Executive: Corporate and
Investor Relations
+27 82 888 1242 (mobile)
Henrika Basterfield
Investor Relations Officer
+27 (0)82 759 1775 (cell)
+27 11 411 2314(office)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za
JSE:        HAR
NYSE:      HMY
ISIN No.: ZAE000015228
Registration number:
1950/038232/06
HARMONY’S GUIDANCE FOR DECEMBER 2010 QUARTER
Johannesburg. Friday, 21 January 2011. Harmony Gold Mining Company Limited
(Harmony) announces that production trends are moving in the right direction - with higher production from its growth projects and lower R/kg costs quarter on quarter - with the exception of Kususalethu.

Gold production for the December 2010 quarter is likely to be 3-5% lower than the previous quarter, mainly due to lower production from Kusasalethu as a result of the shaft accident in October 2010. The shaft has since been repaired and necessary measures have been implemented to ensure that the operation delivers in line with its plan in the next quarter.

Cash operating costs decreased by 8-10% in Rand and also decreased with 3 to 5% on a
Rand per kilogram basis, mainly due to lower electricity tariffs and as a result of restructuring efforts.

Chief Executive Officer, Graham Briggs, commented that: “We are starting to see the fruits of our hard work, with higher production and lower costs evident from our growth projects.
Although the unplanned production stoppage at Kusasalethu was a disappointment, it has been dealt with and Kusasalethu will see a better March quarter. Throughout the company our management teams remain focused, they deal with production challenges as and when they arise and are committed to meet Harmony’s long term production targets.”

Harmony’s results for the quarter ended December 2010 will be released on Monday
7 February 2011.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: January 21, 2011
Harmony Gold Mining Company Limited
By: /s/ Hannes Meyer
Name: Hannes Meyer
Title: Financial Director